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                            February 8, 2023

       Huan Liu
       Chief Executive Officer
       Cheetah Net Supply Chain Service Inc.
       6201 Fairview Road, Suite 225
       Charlotte, NC 28210

                                                        Re: Cheetah Net Supply
Chain Service Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
2, 2023
                                                            CIK No. 0001951667

       Dear Huan Liu:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 2, 2023

       Risk Factors
       Operational Risks
       Our Engagement of independent contractors, who serve as purchasing agents..., page 13

   1. We note your response to prior comment 7, including disclosure regarding the terms of the independent contractor
agreements. Please revise your Business section to similarly provide a brief summary
of these agreements with your independent contractors and key terms of these
agreements.
 Huan Liu
FirstName
Cheetah NetLastNameHuan   Liu
             Supply Chain Service Inc.
Comapany8,NameCheetah
February    2023         Net Supply Chain Service Inc.
February
Page 2 8, 2023 Page 2
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Ying Li